January 23, 2007

Anne Nguyen Parker, Branch Chief
United States
Securities and Exchange Commission
100 F Street
Washington, D.C.
20549 – 7010

Ms. Nguyen Parker,

Thank you for your letter dated December 14, 2006. We have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

Our responses below are numbered in a manner that corresponds with your comments as set out in your letter of December 14, 2006.

Responses to Comments

1. We acknowledge the Form 20-F will automatically become effective 60 days from the date of the first filing with Edgar and will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2. Where comments on one section also relate to disclosure in another section, we have attempted to make parallel changes to all affected disclosure.

3. We have updated our disclosure throughout our filing to the most recent practicable date. We have updated the stock price charts and the status of Mr. Wiese’s appeal as suggested.

4. We have made some amendments to the technical jargon, hopefully making it easier to understand for readers without technical expertise.

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Financial Information and Accounting Principles

5. We have revised the second paragraph under the heading Financial Information and Accounting Principles to refer to the correct financial statements.

Capitalization and Indebtedness

6. We have distinguished between guaranteed and un-guaranteed indebtedness.

Risk Factors

7. We have included one revised risk factor that clearly and concisely makes it clear that we have no revenues from operations and limited ongoing mining operations but listing briefly the risks that would apply if we ever commenced actual mining operations.

8. We have eliminated the suggestion that we have not included all material risks.

9. We have revised the risk factor subheadings to make it clear which risks are being discussed.

10. Throughout the risk factor section, we have made revisions to state the extent of each risk plainly and directly. We have also deleted any language that mitigates the risk being identified.

Our operations may be subject to environmental regulations

11. We have provided a more detailed discussion in this section addressing the environmental rules and regulations that impact our business activities.

12. We have also added disclosure regarding our potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities.

Conflicts of interest may arise as a result

13. We have re-evaluated the current composition of our board of directors and our officers and have realized that this risk factor no longer applies to our company. We have removed the risk factor.

We do not expect to pay any dividends

14 We have revised to disclose a risk associated with not declaring or paying any dividends, pointing out that investors will realize a return on their investment only if our stock price appreciates.

U.S. investors may not be able to enforce

15. We have revised this risk factor to state that it is a risk that Canadian courts may not enforce the judgments of U.S. courts or enforce, in an original action, liabilities predicated on the U.S. federal laws directly.

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Trading of our stock may be restricted

16. We have included a risk factor to more accurately reflect the risks associated with being a penny-stock issuer.

Information on our Company

History and Development of our Company

17. We have amended our disclosure to state that we do not have an agent in the United States.

18. We have disclosed the business purpose for each name change since inception, indicating where there were changes in management.

19. We have included the following in our Plan of Operations and elsewhere:

As of January 15, 2007, the Company had approximately $1,500,000 in cash on hand which is sufficient to cover our operating costs for at least 16 months at a estimated rate of $90,000 per month if we do not conduct a 2007 work program. The Company has not yet decided on the final estimate of the 2007 exploration program, however we do anticipate the program to be at least $4,000,000. We plan on funding this exploration program through additional private placements and the exercise of share purchase warrants by the holders of those warrants.

Business Overview

Organizational Structure

20. We have disclosed the business purpose for having an inactive wholly-owned subsidiary. The new disclosure reads as follows:

The Company is currently looking at other property acquisitions in Canada but outside the Province of British Columbia. Hard Creek Nickel Corporation is incorporated in the Province of British Columbia only and is not registered to do business outside this province. Canadian Metals Exploration Ltd. is incorporated nationally across Canada and is registered to do business in each province. If the Company were to acquire exploration properties outside British Columbia but still in Canada, these properties would be registered in the subsidiary Canadian Metals Exploration Ltd.

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Property, Plant and Equipment

21. The new introductory paragraph in this section reads as follows:

This section summarizes the assets of the company including its executive office in Vancouver, B.C., sample storage warehouse near Vancouver and its most important assets, mineral exploration properties. The company has 100% interest in a number of mineral exploration properties located in British Columbia, of which the Turnagain, Serp and Lunar properties are presently considered the most significant and are described below. Two recently acquired properties, Bobner Creek and Curmona, are believed to contain favorable geology and will be examined in 2007. Following a program of geological mapping and sampling on its Cot and Green claims, the company has decided these properties do not warrant additional exploration and will allow the claims to expire.

The Turnagain Property

22. We have modified the information in compliance with 10.G of Form 20-F.

Recommendations and Cost Estimate

23. We have modified the information in compliance with 10.G of Form 20-F.

Operating and Financial Review and Prospects

Operating Results

24. We have added a discussion of our operating results for the year ended December 31, 2004 as compared to the year ended December 31, 2003. We have also added a section entitled “Plan of Operation”

Application of Critical Accounting Policies

Stock Based Compensation

25. Our disclosure now reads:

Stock based compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with

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that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006. The Company has adopted the requirements of SFAS No. 123R for the fiscal year beginning on January 1, 2006 under the prospective method therefore no compensation expense under SFAS No. 123R with respect to unvested stock options was recorded during the first quarter of 2006.

Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro-forma provisions of SFAS No. 123.

Liquidity and Capital Resources

26. We have provided the details of our financing from the issuance of shares and whether we have sold shares in the U.S. The disclosure now reads as follows:

i)	During the first nine months, 55,000 share purchase options were exercised for total proceeds of $27,000.

ii)	During the first nine months, 3,926,349 share purchase warrants were exercised for total proceeds of $2,087,741.

iii)

During the first nine months the Company completed one brokered and one non-brokered private placements at $0.75 per unit for gross proceeds totalling $872,627. The private placements resulted in the issuance of 1,163,502 flow-through common shares and 674,419 non-transferable share purchase warrants. Each warrant entitles the holder to acquire one additional non flow-through common share of the Company at $1.00 per share with varying expiry dates up to August 28, 2007.

In connection with the above private placements the Company paid fees and expenses totalling $59,951 and issued 92,667 share purchase warrants, valued at $16,383, to one agent. Each warrant entitles the holder to purchase one common share of the Company at $0.75 per share. The warrants have an expiration date up to August 28, 2007.

All of the shares issued above were to investors who were non residents of the United States.

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27. We have added the requested disclosure in the following form:

The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs. As of January 15, 2007, it is the Company’s opinion that we have sufficient working capital to fund our operations for the next 16 months if we do not conduct an exploration program in 2007. However, we will need to rely on further private placements to fund the 2007 exploration program which is estimated to cost a minimum of $4,000,000. We intend to obtain these funds through further equity issues.

The Company’s treasury policies are to receive cash in advance of any issuance of commons shares through private placements or the exercise of share purchase warrants or stock options. Issue the common shares in a timely manner and invest any excess cash in an interest bearing redeemable term deposit. These treasury policies are controlled by the board of directors and reviewed by the audit committee on an annual basis.

All cash and cash equivalents are held in Canadian dollars.

Directors, Senior Management and Employees

28. We have provided the employment dates to the biographical sketches.

29. We have removed the risk factor relating to conflicts of interest because we realized that it no longer applies to our company.

30. We have disclosed the amount of time devoted to our company by those officers and directors who are also employed elsewhere.

31. We have now disclosed the compensation information as requested.

32. We have included the requested disclosure in footnotes.

Major Shareholders and Related Party Transactions

33. We have added the requested disclosure, which reads as follows:

Over the last three years, there has been only one significant change in the percentage held by a major shareholder, Mark Jarvis acquired more than 5% of the Company during the fiscal year 2004, details of his holdings are listed in the above table.

34. We now include disclosure regarding the relationship with the related parties.

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The Offer and Listing.

35. We have provided the information required by Item 9.A.5.-7 of Form 20-F.

Articles of Incorporation and By-laws

36. We have provided more detailed disclosure in this section and we have summarized Sections 256 to 265 of the Business Corporations Act (British Columbia), as suggested.

Material Contracts

37. We have revised to include all include all contracts to which we are a party and that are to be performed in whole or in part after the filing of this Form 20-F.

38. We have described the contracts as requested.

Taxation

39. We have requested information from our tax advisors concerning expanding the discussion regarding our FPHC, PFIC, FIC and CFC status to clarify how these provisions do or do not apply to us. We will update our Form 20-F with that information following our receipt of that information.

United States Federal Income Taxation

40. We have revised our statements that purchasers should consult their own tax advisors and changed it to recommend and encourage such consultation.

Statements by Experts

41. We have changed our disclosure as requested to explain the basis for the technical information and to provide the information required by Item 10.G of Form 20-F.

Documents on Display

42. We have revised to include the SEC’s correct address.

Report of Independent Registered Accounting Firm

43. Our auditors have referred to the information included in the financial statements to the extent that it was included in the scope of their audit in their report and have otherwise clearly marked the information that was not audited as “Unaudited.”

Consolidated Statements of Cash Flows

44. We have presented separately changes in receivables and payables pertaining to operating activities as required by paragraph 29 of SFAS 95.

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Unaudited Interim Financial Statements

Consolidated Balance Sheets

45. This amount has now been eliminated in consolidation.

Exhibits

46. We have ensured that all exhibits have been filed and we have removed the name of our subsidiary from the list.

     We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me or our lawyer, Kari Richardson, at 604.891.7730.

Yours truly,

cc:	Kari Richardson
Clark Wilson LLP

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